

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Andrew Phillips
Chief Financial Officer
Helix Acquisition Corp
200 Clarendon Street
52nd floor
Boston, MA 02116

   Re: Helix Acquisition Corp
    Form 10-K for the Year Ended December 31, 2020
    Filed March 31, 2021
    Form 10-Q for the Nine Months Ended September 30, 2021
    Filed November 12, 2021
    File No. 001-39630

Dear Dr. Phillips:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences